KIRKLAND LAKE GOLD REPORTS HIGH-GRADE INTERSECTIONS SOUTHEAST OF
NEW #4 SHAFT LOCATION AT MACASSA

•	New high-grade intersections within 560 metres (“m”) of new #4 Shaft (currently under construction with Phase 1 scheduled for completion early in 2022)

•	High-grade gold intersections outside existing Mineral Resources demonstrate potential for continued resource growth

o	Key intercepts: 241.0 grams per tonne (“g/t”) over 1.1 m true width, 24.3 g/t over 1.4 m true width, 54.2 g/t over 2.3 m true width

•	Footwall veins related to South Mine Complex (“SMC”) intersected 78 m east of existing Mineral Resources

o	Key intercepts: 50.7 g/t over 0.8 m, 16.0 g/t over 0.7 m

•	High-potential area identified within SMC with grades in excess of 30 g/t and true widths greater than 3.0 m

o	Key intercepts: 34.6 g/t over 3.7 m true width, 38.4 g/t over 3.9 m true width, 65.6 g/t over 3.6 m true width, 36.3 g/t over 4.2 m true width and 81.9 g/t over 3.0 m true width.

Toronto, Ontario – July 5, 2018 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new high-grade drill intersections from underground exploration drilling within the SMC at the Macassa Mine, Kirkland Lake, Ontario. The new results involve 20 holes for 7,560 m of underground drilling from the east exploration drift on the 5300-foot level (“5300 Level”). Underground drilling from the 5300 Level will continue throughout the remainder of 2018.

The new high-grade intersections are situated within the 259 m eastern extension of the SMC, first reported in June 2017 (see Kirkland Lake Gold News Release dated June 28, 2017). The new intersections result from a continuation of the 2018 infill drilling program, with previous results reported in April 2018 (see Kirkland Lake Gold News Release dated April 27, 2018). The results will support further Mineral Resource expansion, as all but two of the intersections are located outside of the existing Mineral Resource blocks. Of particular significance, the new results include high-grade intersections within Footwall veins 78 m to the east of existing Mineral Resources within the SMC. In addition, the results have identified a high-potential area within the eastern extension of the SMC, which includes high grades and true widths well in excess of those normally seen in the area. The intersections reported today are located approximately 560 m south-southeast of the location for the new #4 Shaft, with Phase 1 targeted for completion early in 2022. By comparison, these intersections are approximately 2.1 km east of the current production shaft (the #3 Shaft).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We continue to report encouraging drill results to the east and southeast of existing resources within the SMC. The new drill results increase our confidence that, going forward, we will see continued solid resource growth within the SMC mineralization, and also achieve high levels of resource conversion, leading to higher levels of Mineral Reserves. In 2017, we achieved substantial growth in Mineral Resources, increasing Measured and Indicated Resources by 58% (to 2.1 million ounces at an average grade of 17.1 g/t) and Inferred Resources by 48% (to 1.4 million ounces at an average grade of 22.2 g/t) compared to the prior year. Through ongoing drilling, we are now poised to convert a high level of these resources, adding to our already large base of Mineral Reserves (2.03 million ounces at 21.0 g/t). The large reserve and resource base at Macassa, as well as the considerable potential to identify new ounces through continued drilling success, was a key consideration in our decision to move forward with our #4 Shaft. Exploration work is continuing at the mine, with three underground drills in operation to further explore for Mineral Resource conversion and expansion opportunities in the SMC.”

Underground Drilling Program Defining, Upgrading and Expanding Mineral Resource Areas

Recent drilling conducted from the easternmost drill stations on the 5300 Level concentrated on follow up drilling in the eastern extension area first detailed in June 2017 and was a continuation of drilling reported in April 2018 (see Kirkland Lake Gold News Release dated April 27, 2018).

The mineralization intersected with the new drill results is consistent with the SMC, striking east-west in the geology grid with dips between 17 and 30 degrees south. The dominant mineral present appears to be gold-bearing telluride calaverite, with visible gold also commonly being observed.

A high-grade area with greater than average widths has been defined within the SMC mineralized envelope with a strike length of approximately 73 m and a dip component of 45 m. Within this area, drilling has shown, on average, grades >= 30 g/t and true widths >= 3.0 m. Recent drill holes of note in this area include: 53-3453 (34.6 g/t over 3.7 m true width), 53-3455 (38.4 g/t over 3.9 m true width), 53-3466 (65.5 g/t over 3.6 m true width), and 53-3505 (36.3 g/t over 4.2 m true width). The mineralization remains open to the east and is bound to the south by the Amalgamated Break. Considered a potential feeder structure for the SMC, the Amalgamated Break has undergone significant post-ore movement.

Underground Development Now Advancing West Leg

As reported in the News Release dated April 27, 2018, underground development on 5300 Level will include a 152-m drift and drill bay extension to the west. To date, this drift has advanced 68 m. Exploration at this location will concentrate on locating and defining Mineral Resources, which could be developed in the short term. While this development is underway, one of the exploration drills on 5300 Level will be re-located to the recently completed far east drill bay to continue testing and expanding the SMC to the east. Subject to continued favourable results from this program, the 5300 Level east exploration drift may be extended an additional 152 m east.

Qualified Person

The Company’s exploration programs at Macassa are conducted under the supervision of Stewart Carmichael, P.Geo., Regional Exploration Manager. Mr. Carmichael is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC mineralization, the timing and results thereof; the ability to continue to expand the SMC and to increase its level of resources and the timing thereof; the potential to increase the level of Mineral Resources and Mineral Reserves; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; and assumptions made relating to operating cash costs. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2017, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Table 1: SMC East Underground Exploration (5300 Level)

Below summarizes the latest SMC East underground drilling results in metric values:

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
53-3405	SMC	-72	342	216.4	217.5	1.1	241.0 (83.0*)	1.1
Including				216.7	217.0	0.3	842.8, VG	0.3
53-3406	SMC	-76	347	221.3	222.9	1.6	24.3	1.4
Including				222.5	222.9	0.4	57.6, VG	0.3
53-3407	SMC	-70	354	216.6	217.7	1.1	9.3	1.0
Undefined Footwall				227.0	227.7	0.7	16.0	?
53-3414	SMC	-74	001	222.4	224.7	2.3	54.2	2.3
Incl.				223.3	233.9	0.6	67.4, VG	0.5
and				224.3	224.7	0.4	189.1, VG	0.4
Undefined Footwall				241.1	241.9	0.8	50.7	?
53-3443	SMC	-64	255	245.5	245.9	0.4	NSV	NC
53-3444	SMC	-70	262	234.5	235.0	0.5	0.9	NC
53-3445	SMC	-62	262	237.5	238.0	0.5	12.9	0.4
53-3446	SMC	-65	266	239.2	239.8	0.6	7.4	NC
53-3447	SMC	-78	270	213.4	216.4	Intersected Diabase Dyke at Target
53-3448	SMC	-67	270	233.3	233.6	0.3	367.8 (240.0*), Tell	0.3
Undefined Footwall				262.5	263.1	0.6	15.8	?
53-3449	SMC	-61	270	229.0	232.7	3.7	2.7	NC
53-3450	SMC	-72	274	226.6	226.9	0.3	NSV	NC
53-3451	SMC	-64	274	228.2	229.1	0.9	7.2	NC
53-3453	SMC	-75	281	222.2	226.3	4.1	34.6	3.7
Including				222.2	222.7	0.5	89.7, VG	0.5
and				226.0	226.3	0.3	172.4, VG, Tell	0.3
Undefined Footwall				246.8	247.1	0.3	86.8	?
Undefined Footwall				313.9	317.8	3.9	16.8	?
53-3454A	SMC	-64	281	223.3	224.5	1.2	3.8	NC
53-3455	SMC	-77	292	220.4	224.6	4.2	38.4	3.9
Including				221.1	221.4	0.3	93.4, VG	0.3
and				221.4	221.7	0.3	137.3, VG	0.3
and				223.7	224.0	0.3	122.1, VG	0.3

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
Undefined Footwall				304.2	306.5	2.3	12.0	?
53-3466	SMC	-69	292	218.7	222.5	3.8	65.5 (61.0*)	3.6
Including				218.7	219.2	0.5	307.6, VG	0.5
53-3505	SMC	-72	278	219.1	223.4	4.3	36.3	4.2
Including				219.1	219.5	0.4	75.4, VG	0.4
and				219.9	220.2	0.4	104.9, VG	0.4
and				222.7	223.4	0.7	49.7	0.7
53-3506	SMC	-81	319	224.1	225.8	1.7	45.9	1.4
Including				224.1	224.5	0.4	109.7, VG	0.3
53-3511	SMC	-63	266	236.1	239.0	2.9	6.5	2.7

NSV = No significant value, VG = Visible Gold; Tell = Tellurides; *Cut = cut to 274.0 g/t.
The top cut only applies to a single zone within the SMC where a statistical cut has been calculated. All other zones remain uncut.
NC = True widths not calculated.
? = True widths not calculated as additional drilling is required to ascertain geometry.

Figure 1: Plan View of 5300 Level East Showing Latest Drill Hole Intersections

Figure 2: Cross Section Looking East Showing Latest Drill-Hole Intersections